Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: January 18, 2012

Pricing Term Sheet

This term sheet provides information concerning the sale of an additional amount (as discussed below) of JPMorgan Chase & Co.’s 4.500% Notes due 2022 described under “Description of the Notes” in the Prospectus Supplement dated January 13, 2012 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	4.500% Notes due 2022

Ratings*:	Aa3/A/AA-

Currency:	USD

Size:	$250,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	January 24, 2022

Coupon:	4.500%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Benchmark Treasury:	2.000% US Treasury due 11/21

Spread to Benchmark Treasury:	+255 basis points

Benchmark Treasury Yield:	1.902%

Price to Public:	100.384% of face amount

Yield to maturity:	4.452%

Proceeds (Before Expenses) to Issuer:	$249,835,000 (99.934%)

Interest Payment Dates:	January 24 and July 24 of each year, commencing July 24, 2012

Business Day:	New York and London

Trade Date:	January 18, 2012

Settlement Date:	January 23, 2012 (T+3)

Denominations	$2,000 x $1,000

CUSIP/ISIN:	46625HJD3 / US46625HJD35

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	CastleOak Securities, LP
Loop Capital Markets, LLC
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offered notes are an additional amount of a series of previously offered notes, as described in the Prospectus Supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously offered. The notes offered hereby will be issued concurrently with the notes previously offered.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.